legal & compliance, llc

laura aNTHONy, esquire	www.legalandcompliance.com
WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL:
LANTHONY@LEGALANDCOMPLIANCE.COM

July 26, 2012

VIA ELECTRONIC EDGAR FILING

John Reynolds, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dignyte, Inc.
Registration Statement on Form S-1
Filed May 15, 2012
File No. 333-181440

Dear Mr. Reynolds:

We have electronically filed herewith on behalf of Dignyte, Inc. (the “Registrant”) Amendment No. 2 to the above-referenced Form S-1. Please be advised that the Registrant’s edgarizing firm filed a draft document yesterday without approval or consent by the Registrant, this firm or the auditor, all of which were in the process of making final comments, adding conformed signatures and dates and the like. We have been informed that the edgarizing firm inadvertently attached the draft to a test filing, which was made in anticipation of the completed filing being submitted today. We have been informed by the edgarizing firm that they cannot easily remove the mistaken filing from the edgar system and accordingly we are filing Amendment No. 2. We respectfully apologize to the Commission for this error and request that you disregard the mistakenly filed Amendment No. 1 and review this Amendment No. 2 in its stead.

This Amendment No. 2 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Andreas McRobbie-Johnson dated June 11, 2012. We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Preliminarily, please note that the undersigned now is special securities counsel to the Registrant in connection with this securities filing.

Also, please note that we have changed the offering to a maximum raise of $100,000 (1 million shares) with a $5,000 (50,000 shares) minimum and have revised the disclosure to reflect this change.

General

Comment 1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

●	Describe how and when a company may lose emerging growth company status;
●	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

●	State your election under Section 107(b) of the JOBS Act:
o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response 1. We have revised our disclosure to reflect the foregoing. We have included the following risk factor:

AS AN “EMERGING GROWTH COMPANY” UNDER THE JOBS ACT, WE ARE PERMITTED TO RELY ON EXEMPTIONS FROM CERTAIN DISCLOSURE REQUIREMENTS.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and
●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

In the MD&A section, we have added the following disclosure:

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and
●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Rule 12b-2 of the Securities Exchange Act of 1934, as amended, defines a Smaller Reporting Company as an issuer that is not an investment company, an asset-backed issuer), or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	Had a public float of less than $ 75 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or
●	In the case of an initial registration statement under the Securities Act or Exchange Act for shares of its common equity, had a public float of less than $75 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or
●	In the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available.

We qualify as a Smaller Reporting Company. Moreover, as a Smaller Reporting Company and so long as we remain a Smaller Reporting Company, we benefit from the same exemptions and exclusions as an Emerging Growth Company. In the event that we cease to be an Emerging Growth Company as a result of a lapse of the five year period, but continue to be a Smaller Reporting Company, we would continue to be subject to the exemptions available to Emerging Growth Companies until such time as we were no longer a Smaller Reporting Company.

Comment 2. Please provide updated financial statements for the quarter ended March 31, 2012 in your next amendment pursuant to Rule 8-08 of Regulation S-X.

Response 2. We have revised our disclosure to include financial statements for the six months ended June 30, 2012.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Prospectus Cover Page

Comment 3. We note that the proceeds from the sale of Mr. McRobbie-Johnson’s shares will be placed into escrow and will then be released to the company. Please revise to clarify the amount of proceeds that you and Mr. McRobbie-Johnson may receive in the offering and whether Mr. McRobbie-Johnson has any agreement, written or otherwise, to contribute the proceeds of the sale of his shares to the company at the close of the offering. See Item 501(b)(3) of Regulation S-K. Also, please tell us how this proposed offering complies with Rule 419(e)(1) which requires that a business to be acquired must have a fair value equal to 80% of the maximum proceeds of the offering.

Response 3. We have revised the disclosure to reflect that the Company shall not receive the proceeds from the sale of Mr. McRobbie-Johnson’s shares.

We have also added the following disclosure in the sections “The Offering” and “Acquisition of Opportunities”:

Mr. McRobbie-Johnson will negotiate an acquisition on the basis of the best interests of the shareholders including himself. Mr. McRobbie-Johnson is registering his shares in this registration statement merely as a means of establishing history of the shares and in light of the fact that future buyers and sellers of such shares may be aided in their establishment of the tradeability of the shares by the fact they were included in this registration statement. Mr. McRobbie-Johnson will not sell any of his shares until after the completion of the primary offering.

We also included in the MD&A section – General Business Plan the following disclosure:

“Mr. McRobbie-Johnson will negotiate an acquisition on the basis of the best interests of the shareholders including himself. Mr. McRobbie-Johnson will not sell any of his shares until after the completion of the primary offering.”

Comment 4. We note your statement on page 18 that Mr. McRobbie-Johnson and Ms. Moore shall both be deemed underwriters for the purpose of your offering. Please revise your cover page to identify Ms. Moore as an underwriter and clarify, if true, that Ms. Moore will also be making efforts to sell your shares.

Response 4. We have revised our disclosure to eliminate Ms. Moore as an underwriter and include Ms. Moore in the selling effort

Comment 5. We note the statement on your cover page that “Mr. McRobbie-Johnson’s sale is subject to Rule 419…” Please revise to clarify that your entire offering is subject to Rule 419. Also we note your statement that the securities sold by Mr. McRobbie-Johnson will be placed into escrow during the escrow period. Please revise to clarify that all securities sold in the offering will be placed into escrow.

Response 5. We have revised our disclosure to reflect the foregoing.

Comment 6. We note that your offering may terminate any time after the minimum offering of 500,000 shares of common stock is achieved. Please clarify, if true, that management may exercise its discretion in making the decision to terminate the offering after the minimum sale has been achieved. Please also clarify whether the selling shareholder will sell his shares after the minimum or maximum offering by the issuer has been completed. If applicable, please add a risk factor which describes the conflict of interest with regard to Mr. McRobbie-Johnson using his best efforts to sell shares on behalf of the company while attempting to sell his own shares in the offering.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Response 6. Management hereby acknowledges that: (i) it may exercise its discretion in making the decision to terminate the offering after the minimum sale has been achieved and (ii) the selling shareholder will sell his shares after the minimum or maximum offering by the issuer has been completed.

We have added the following risk factor:

OUR PRESIDENT AND SOLE DIRECTOR, ANDREAS MCROBBIE-JOHNSON, IS CONSIDERED AN UNDERWRITER OF THIS OFFERING WHO IS USING HIS BEST EFFORTS TO SELL SHARES ON BEHALF OF THE COMPANY AND HE IS ALSO A SELLING STOCKHOLDER AND, THEREFORE, THERE MAY BE A CONFLICT OF INTEREST WITH RESPECT TO THE SALE OF THE SHARES OFFERED HEREIN.

Mr. McRobbie-Johnson, who is considered an underwriter of this offering, is also a selling stockholder. Therefore, there may be a conflict of interest between Mr. McRobbie-Johnson’s interest as selling stockholders (e.g., to maximize the value of his investment) and his interest as an underwriter (e.g., in selling shares on behalf of the Company).

Comment 7. We note that the proceeds of the sale of shares will be payable to “First American Stock Transfer, Inc. – f/b/o Dignyte.” Please tell us how this is consistent with Rule 419(b)(1)(ii) which requires deposited funds to be held for the benefits of the purchasers or revise here and throughout your document. If this serves merely to designate the deposited funds as proceeds of this offering, so state, and clarify that the funds will actually be held for the benefit of the purchasers. Please also state, if true, that your escrow agent, First American Stock Transfer Inc., and escrow account meet the requirements of Rule 419(b) of Regulation C.

Response 7. Please note that the Company has changed its escrow agent to Evolve Bank & Trust and has revised its disclosure accordingly. We have added the new Escrow Agreement as an Exhibit hereto. Also, we have revised the disclosure throughout the S-1 that the escrow arrangement is for the protection of the investor rather than “f/b/o Dignyte”.

Comment 8. Please confirm your prospectus cover page will fit on a single printed page. See Item 501(b) of Regulation S-K.

Response 8. We hereby confirm that our prospectus cover page will fit on a single printed page.

The Company – Business Overview, page 5

Comment 9. Please disclose in this section, risk factors and MD&A that your auditors have issued a going concern opinion.

Response 9. We have revised our disclosure to reflect that out auditors have issued a going concern opinion.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Comment 10. Please describe any other blank check offerings in which any of your promoters has been involved, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and the promoter’s subsequent involvement in each company.

Response 10. No promoter has been involved in any other blank check offerings.

The Offering, page 6

Comment 11. We note your statements here and within your Plan of Distribution section on page 20 which describe your subscription agreement as irrevocable. To avoid confusion, please revise your subscription agreement and the disclosure throughout your prospectus for consistency with Rule 419(e)(2)(ii) which allows investors to cancel their subscription and have their payment refunded upon the filing of a post-effective amendment disclosing your proposed merger or acquisition.

Response 11. We have revised our disclosure to reflect the foregoing.

Risk Factors, page 9

Comment 12. If applicable, please describe the risk of non-insurance of investor funds resulting from deposits in excess of insured amounts. See Rule 419(c)(1).

Response 12. We have revised the offering down to $100,000 and therefore this falls within the FDIC limit of $250,000 and thus such non-insurance risk is not required.

Use of Proceeds, page 16

Comment 13. We note your statement on page 23 of your prospectus that you intend to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. Please revise your use of proceeds section to describe how the company intends to use the proceeds of this offering. Also clarify whether the company will receive any of the proceeds from the shares offered by the selling shareholder.

Response 13. We have revised our disclosure to reflect the foregoing and that the Company will not receive any of the proceeds from the shares offered by the selling shareholder.

Comment 14. We note your statement on page 16 that you will have the discretion to apply the available net proceeds of the offering to various indicated uses within the dollar limits established. Please revise to specifically describe the potential contingencies regarding your use of proceeds or remove the reference to the use of discretion. Please note that while the registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such uses are indicated. See Instruction 7 to Item 504 of Regulation S-K.

Response 14. We have revised the disclosure to remove the reference to the use of discretion.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Plan of Distribution, page 17

Comment 15. Please reconcile your disclosure in the first paragraph on page 20 with the disclosure on the prospectus cover page. For example, you state on page 19 that funds will be held in escrow pending achievement of the “maximum offering,” but you state “minimum offering” on the cover page.

Response 15. We have revised the disclosure to reconcile the aforementioned disclosure.

Information with Respect to the Registrant, page 22

Number of Employees, page 22

Comment 16. We note your statement that you have no full or part-time employees. Please revise to clarify this statement given that Mr. McRobbie-Johnson and Ms. Moore are your chief executive officer and chief financial officer, respectively.

Response 16. We have revised our disclosure to reflect the foregoing

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Plan of Operation, page 25

Comment 17. We note your statement within this section that the registrant intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. This appears inconsistent with your disclosure on page 25 which states that you may seek to become a party to a joint venture or licensing agreement with another corporation or entity. Please revise your prospectus for consistency regarding your proposed plan of operations.

Response 17. We have revised our disclosure to reflect the foregoing inconsistency.

Comment 18. In the second paragraph, please disclose how you will determine the fair value of the target entity. See Note 2 to Rule 419(e).

Response 18. We have revised our disclosure to reflect that pursuant to Rule 419(e), we will conduct a bona-fide purchase of assets (by way of share issuance) or exchange of securities and we will obtain a third-party independent appraisal of the assets or business of the target..

Comment 19. We note your statement on page 25 that “[t]he primary attraction of the Registrant as a merger partner or acquisition vehicle will be its status as an SEC reporting company as reporting makes due diligence easier and fraud less likely.” Please revise to clarify that this statement represents management’s belief.

Response 19. We have revised our disclosure to reflect the foregoing.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Acquisition of Opportunities, page 27

Comment 20. Given that Mr. McRobbie-Johnson is registering the sale of all of his shares in this offering, please explain your disclosure on page 27 that you anticipate that the your principal shareholder may actively negotiate or otherwise consent to the purchase of a portion of his common stock as a condition to, or in connection with, a proposed merger or acquisition transaction at a price not to exceed $0.10 per share. If Mr. McRobbie- Johnson intends to sell his shares other than to the public, please revise your prospectus cover page and your disclosure on page 18 which states that potential investors include family, friends and acquaintances of Mr. McRobbie-Johnson. Also, please revise to state that your selling shareholder must sell his shares at a fixed price of $0.10 per share for the duration of the offering.

Response 20. We have added the following disclosure in the sections “The Offering” and “Acquisition of Opportunities”:

Mr. McRobbie-Johnson will negotiate an acquisition on the basis of the best interests of the shareholders including himself. Mr. McRobbie-Johnson is registering his shares in this registration statement merely as a means of establishing history of the shares and in light of the fact that future buyers and sellers of such shares may be aided in their establishment of the tradeability of the shares by the fact they were included in this registration statement. Mr. McRobbie-Johnson will not sell any of his shares until after the completion of the primary offering.

We also included in the MD&A section – General Business Plan the following disclosure:

“Mr. McRobbie-Johnson will negotiate an acquisition on the basis of the best interests of the shareholders including himself. Mr. McRobbie-Johnson will not sell any of his shares until after the completion of the primary offering.”

Directors, Executive Officers, Promoters and Control Persons, page 29

Comment 21. Please revise to identify Mr. McRobbie-Johnson and Ms. Moore as your promoters or advise. See Item 401(g)(1) of Regulation S-K.

Response 21. We have revised our disclosure to reflect the foregoing.

Background of Directors, Executive Officers, Promoters and Control Persons, page 29

Comment 22. Please revise this section to briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. McRobbie-Johnson should serve as your director. See Item 401(e) of Regulation S-K.

Response 22. We have revised our disclosure to reflect the foregoing.

Executive Compensation, page 30

Comment 23. We note that Mr. McRobbie-Johnson was compensated in the amount $6,667 in “Other Annual Compensation.” Please add a narrative description pursuant to Item 402(o) of Regulation S-K which describes the material factors necessary to an understanding of the information disclosed in your table.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Response 23. We have revised our disclosure to reflect the foregoing

Employment Contracts and Officers’ Compensation, page 31

Comment 24. We note your statement that the company has not paid any compensation to any officer, director or employee. This appears inconsistent with the disclosures in your summary compensation table. Please revise for consistency.

Response 24. We have revised our disclosure to clarify this inconsistency.

Certain Relationships and Related Transactions, page 31

Comment 25. Within this section, please provide a description of all related party transactions which qualify for disclosure under Item 404(d) of Regulation S-K. To this extent, we note your disclosure in Note 5 to your financial statements that you have accounts payable to a related party of $2,875. Also we note your disclosure on page 23 that your office space, utilities, and storage are currently being provided free of charge by a company controlled by Mr. McRobbie-Johnson’s father.

Response 25. We have revised our disclosure to reflect the foregoing.

Part II: Information Not Required in Prospectus

Item 15 – Recent Sales of Unregistered Securities, page 34

Comment 26. We note your disclosure that on April 7, 2011, Mr. McRobbie-Johnson provided consulting services of $4,167 and a demand promissory note of $5,833 in exchange for 10,000,000 shares of common stock. This appears inconsistent with your disclosure in Note 5 to your financial statements which states that Mr. McRobbie-Johnson delivered a note in favor of the company in the principal amount of $10,000. Please reconcile.

Response 26. We have revised our disclosure to clarify this inconsistency.

Exhibits

Comment 27. Currently, it appears that you have filed counsel’s consent as Exhibit 5.1 to your registration statement and the opinion as Exhibit 23.2. Please file the opinion of counsel as to the legality of the securities being registered as exhibit 5.1. Also your bylaws appear to be filed as Exhibit 3.A to your registration statement and your articles of incorporation as Exhibit 3.B. Please refile your exhibits with numbers which correctly correspond to your exhibit index.

Response 27. We have revised our disclosure to reflect the foregoing and have refiled the exhibits consistent therewith.

Comment 28. Please file the April 7, 2011 promissory note between you and Mr. McRobbie-Johnson as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Response 28. We have revised our disclosure to include the promissory note between us and Mr. McRobbie-Johnson

Exhibit 10.1

Comment 29. Please provide a securities escrow agreement which is consistent with the terms of your offering and the requirements of Rule 419(b)(2), (b)(3), and (e)(3). See Rule 419(b)(4).

We also note the following:

●	The agreement reflects that the escrow securities apply only to the selling shareholder shares. However, Rule 419(b)(3) requires that all securities issued in connection with the offering, including the shares to be issued by the company, be deposited into the escrow.
●	The period for which the escrow securities are held in escrow do not reconcile with the periods described in the registration statement.
●	The agreement allows cash dividends to be paid to Mr. McRobbie-Johnson during the escrow period. However, Rule 419(b)(2)(v) requires that the dividends be held in escrow until the funds are released.
●	The transfer restrictions in the agreement do not comply with Rule 419(b)(3)(ii).

Response 29. We have included as Exhibit 10.1 a new form of Escrow Agreement consistent with Rule 419 and your comments above.

Exhibit 10.2

Comment 30. The subscription agreement only covers 2,500,000 shares of common stock to be issued to company founders at the price of $0.004 per share. Please provide a subscription agreement which is consistent with the terms of your offering and the requirements of Rule 419.

Response 30. In November 2011, the Company’s board of directors and shareholders approved a four for one (4:1) forward stock split and an increase in its authorized capital to 100 million shares of common stock and 10 million shares of blank check preferred stock. In accordance therewith, on November 10, 2011, the Company filed a Certificate of Amendment to its Articles of Incorporation. We have revised the disclosure accordingly and have included as an Exhibit the Certificate of Amendment to its Articles of Incorporation.  However, we have not revised the subscription agreement because we believe that the 4:1 stock split addresses the inconsistency regarding the number of shares.

Legality Opinion

Comment 31. Please clarify in the fourth paragraph that the 10,000,000 shares offered by the selling stockholder have been duly authorized and validly issued, fully paid, and non-assessable, and that the 5,000,000 shares offered by the Company have been duly authorized and when sold as contemplated in the Registration Statement, will be validly issued, fully paid and non-assessable. See Staff Legal Bulletin No. 19 (CF), Section II(B)(2)(h).

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Response 31. We have revised the legal opinion accordingly. Please note that we have reduced the shares offer by the Company to 1,000,000 shares.

Finally, we acknowledge the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832